Exhibit 12.1

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY AND

SUBSIDIARIES

COMPUTATION of RATIO of EARNINGS to FIXED CHARGES

(in millions, except ratio amounts)

(Unaudited)

	Year Ended December 31,
	2003	2002	2001
Earnings:
Income before income taxes and cumulative effect of accounting change	$1,558	$1,531	$1,550
Add:
Interest and fixed charges, excluding capitalized interest	144	153	170
Portion of rent under long-term operating leases representative of an interest factor	182	178	173
Distributed income of investees accounted for under the equity method	3	3	5
Amortization of capitalized interest	8	8	7
Less: Undistributed equity in earnings of investments accounted for under the equity method	14	17	23

Total earnings available for fixed charges	$1,881	$1,856	$1,882

Fixed charges:
Interest and fixed charges	$153	$166	$184
Portion of rent under long-term operating leases representative of an interest factor	182	178	173

Total fixed charges	$335	$344	$357

Ratio of earnings to fixed charges	5.61x	5.40x	5.27x

E-2